SUPPLEMENT TO THE FIDELITY'S
MASSACHUSETTS MUNICIPAL FUNDS
MARCH 25, 2000

PROSPECTUS

The following information replaces the fourth bullet under the heading "Principal Investment Strategies" in the "Investment Summary" section for Spartan(registered trademark) Massachusetts Municipal Income Fund on page 5.

(small solid bullet) Managing the fund to have similar overall interest rate risk to the Lehman Brothers Massachusetts 3 Plus Year Enhanced Municipal Bond Index.

The following information replaces the fifth paragraph under the heading "Principal Investment Strategies" in the "Investment Details" section for Spartan Massachusetts Municipal Income Fund on page 11.

FMR uses the Lehman Brothers Massachusetts 3 Plus Year Enhanced Municipal Bond Index as a guide in structuring the fund and selecting its investments. FMR manages the fund to have similar overall interest rate risk to the index. As of June 30, 2000, the dollar-weighted average maturity of the fund and the index was approximately 15.7 and
14.4 years, respectively.